

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 20, 2023

Timothy Hwang
Chief Executive Officer
FiscalNote Holdings, Inc.
1201 Pennsylvania Avenue, N.W.
6th Floor
Washington, D.C. 20004

> **Re: FiscalNote Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 14, 2023**
> **File No. 333-275535**

Dear Timothy Hwang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennie Beysolow at 202-551-8108 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Shashi Khiani, Esq.